Exhibit 21.1
List of Subsidiaries

Entity Name	Jurisdiction of Incorporation or Formation
Buckhorn SP, LLC	Delaware
Champa Street Lofts, LLC	Delaware
Highlands Property Management, LLC	Delaware
Highlands REIT, Inc.	Maryland
IA CFG Portfolio, L.L.C.	Delaware
IA New Ulm Atlas, L.L.C.	Delaware
IA Orlando Palazzo, L.L.C.	Delaware
IA RDU Center Drive, L.L.C.	Delaware
IA St. Paul Atlas, L.L.C.	Delaware
IVT PPD Haskell Associates GP, L.L.C.	Delaware
IVT PPD Haskell Associates Limited Partnership	Illinois
IVT PPD Haskell Associates LP, L.L.C.	Delaware
IVT PPD Hudson Associates, L.L.C.	Delaware
MB Bloomsburg Buckhorn, LLC	Delaware
MB Columbus Hilliard, L.L.C.	Delaware
MB Evanston Sherman, L.L.C.	Delaware
MB Lincoln Mall, L.L.C.	Delaware
MB Longview Triangle, L.L.C.	Delaware
MB Pittsburgh Bridgeside DST	Delaware
MB REIT (Florida), Inc.	Florida
MB Rockford State, L.L.C.	Delaware
Trimble-Junction Ventures, LLC	Delaware